Exhibit (a)(9)

Supplement to Offer to Exchange Restricted Stock Units for Common Stock

This Supplement to Offer to Exchange Restricted Stock Units for Common Stock (“Supplement”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on February 5, 2009 (“Schedule TO”), and relates to our offer to exchange eligible restricted stock units held by our employees for our common stock, par value $0.001 per share, upon the terms and subject to the conditions in the Offer to Exchange dated February 5, 2009 (the “Offer to Exchange”) filed as Exhibit (a)(1)(A) to the Schedule TO, as it may be amended from time to time. This Supplement amends and supplements the Offer to Exchange as set forth below.

The Offer to Exchange is hereby amended as follows:

1.	Section 2 of the Offer to Exchange is amended by replacing in its entirety the third sentence of the third paragraph with the following: “If they do so and we complete the tender offer, the current proportional holdings of our executive officer employees in the Company, and all other participating employees, will increase relative to non-participating stockholders, including our public stockholders.”

2.	Section 3 of the Offer to Exchange is amended by replacing in its entirety the fourth sentence of the fifth paragraph with the following: “We may waive any of the conditions of the offer with respect to all participants, and we may waive any defect or irregularity in any Election Form with respect to any particular Eligible RSUs.”

3.	Section 5 of the Offer to Exchange is amended by replacing in its entirety the second sentence of the first paragraph with the following: “We expect to issue the Issued Shares and place them with the Company’s transfer agent promptly after the expiration of the tender offer.”

4.	Section 6 of the Offer to Exchange is amended by replacing in its entirety the first sentence of the first paragraph with the following: “Notwithstanding any other provision of the tender offer, and in addition to (and not in limitation of) our rights to extend and/or amend the tender offer at any time, we will not be required to accept any Eligible RSUs that you elect to exchange, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any Eligible RSUs that you elect to exchange, in each case at any time on or prior to the expiration date, if we determine that any of the following has occurred:”

5.	Section 10 of the Offer to Exchange is hereby amended by replacing in its entirety the Balance Sheet Data table in the subsection entitled “Selected Financial Data” with the following table:

	March 31,					December 31, 2008
(Amounts in thousands, except per share amounts)	2004	2005	2006	2007	2008
Balance Sheet Data:
Cash and cash equivalents(2)	$39,004	$42,270	$69,899	$84,125	$53,267	$42,437
Short-term investments	42,300	55,975	—	—	—	—
Restricted cash	—	—	5,493	6,095	7,338	4,096
Working capital(2)	79,998	104,506	76,091	81,905	55,566	47,758
Total assets	121,304	153,060	127,620	120,875	92,395	76,960
Total stockholders’ equity(3)	$80,787	$117,945	$91,888	$95,927	$74,852	$60,822
Shares outstanding as of balance sheet date	34,347	34,436	32,499	31,698	27,088	25,806
Book value per share	$2.35	$3.43	$2.83	$3.03	$2.76	$2.36

6.	Section 10 of the Offer to Exchange is hereby amended by adding and inserting a new subsection after the subsection entitled “Selected Financial Data” as follows:

Accounting Treatment and Anticipated Financial Impact of the Tender Offer. The tender offer, as described herein and assuming consummation, qualifies as a modification under Statement of Financial Accounting Standards (“SFAS”) No. 123R, “Share-Based Payment” since the shares to be issued in the tender offer will be fully vested. Such a modification will result in the expensing of the previously unrecognized compensation expense attributable to the tendered Eligible RSUs that are exchanged for common shares on the date of the tender offer’s expiration. Should the Company complete the tender offer, the Company expects to record additional stock-based compensation expense in the fourth quarter of the current fiscal year representing previously unrecognized compensation expense attributable to the tendered Eligible RSUs. In the absence of the tender offer, the stock-based compensation expense attributable to the Eligible RSUs would be recognized over future periods as such RSUs vest.

The aggregate stock-based compensation expense to be recognized upon the successful completion of the tender offer (the “Stock-Based Compensation Charge”) will depend on the number of Eligible RSUs that are properly exchanged. If the minimum number of Eligible RSUs (1,600,000) are exchanged, then the Stock-Based Compensation Charge is expected to be approximately $13.0 million related to the tender offer in the fourth quarter of the current fiscal year. If all Eligible RSUs (2,265,261) are exchanged, then the Stock-Based Compensation Charge is expected to be approximately $18.0 million related to the tender offer in the fourth quarter of the current fiscal year. The Stock-Based Compensation Charge will have a significant negative effect on net income and earnings per share in the fourth quarter of the current fiscal year. On a tax-effected basis, the Company expects the earnings per share effect of the Stock-Based Compensation Charge to be a reduction of approximately $0.31 to $0.44 per diluted share based on a Stock-Based Compensation Charge of between $13.0 million and $18.0 million, respectively.

As stated above, in the absence of the tender offer, the stock-based compensation expense attributable to the 2,265,261 Eligible RSUs would be recognized over future periods as the RSUs vest. Such stock-based compensation expense would be approximately $7.3 million, $6.5 million, $3.6 million and $0.6 million in fiscal years 2010, 2011, 2012 and 2013, respectively, in the absence of the tender offer. However, if the Company completes the tender offer, then this future stock-based compensation expense would not be recognized and instead the Company expects to recognize the Stock-Based Compensation Charge currently in the fourth quarter of fiscal year 2009.

If employees choose to have shares withheld for taxes in the tender offer, then the Company will pay such taxes in cash instead of issuing shares of an equivalent value to the employees. The cost of paying such employee taxes as well as any other expenses related to the tender offer will be funded from the Company’s available cash reserves. The tax expense will depend on the price of Diamond common shares at the expiration of the tender offer. Assuming a stock price of $3.00 per share, the Company expects such taxes and expenses to be approximately $1.9 million, which will be incurred in the fourth quarter of the current fiscal year. This estimate is based on a majority of the employees choosing to have shares withheld to pay taxes in the tender offer. If a greater number of employees choose to have shares withheld than the Company estimates based on historical experience, then the cash outlay by the Company would be higher. Assuming all 2,265,261 Eligible RSUs are tendered in exchange for 1,812,211 shares and all employees choose to have shares withheld, then the Company would expect the cash cost of the taxes and expenses to be approximately $2.1 million. Of this $1.9 to $2.1 million cash outlay, $1.7 to $1.9 million is comprised of employee taxes. These employee taxes paid by the Company will not be recorded as an expense on the Company’s income statement, but rather on the balance sheet as a reduction of additional paid-in capital. The cost of paying such employee taxes and any related expenses will be funded from the Company’s available cash resources. The Company believes it has adequate cash resources to pay such expenses and fund its operations. At December 31, 2008, the Company had approximately $42.4 million in cash and cash equivalents.

7.	Section 11 of the Offer to Exchange is amended by replacing in its entirety the third sentence of the second paragraph with the following: “Because these executive officers will tender unvested equity awards for outstanding stock in the tender offer, if we complete the tender offer, the current proportional holdings of the executive officers in our Company, and all other participating employees, will increase at that time relative to non-participating stockholders, including our public stockholders.”

8.	Section 14 of the Offer to Exchange is amended by deleting the word “oral,” in the first and second sentences of the first paragraph.

9.	The Summary Term Sheet of the Offer to Exchange is amended by replacing the phrase “within approximately 10 business days” with the word “promptly” in the answer to the question “When will Diamond issue the shares I may receive in the tender?”

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